7701 Independence Avenue
Kansas City, Missouri 64125

December 15, 2023
VIA EDGAR CORRESPONDENCE

Tony Watson
Adam Phippen
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Custom Truck One Source, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Response dated November 8, 2023
File No. 001-38186

Dear Mr. Watson and Mr. Phippen:
This letter sets forth Custom Truck One Source, Inc.’ s (the “Company,” “we” or “our”) responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 1, 2023 with respect to the above referenced filing. The Staff’s comments are set forth in bold, followed by the Company’s response to each comment. Capitalized terms used herein that are not otherwise defined have the meanings ascribed to them in the above referenced filings.
Form 10-K for the Fiscal Year Ended December 31, 2022
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24
1.We note your response to prior comment 1. Your reference to Item 10(e)(4) of Regulation S-K does not appear to apply since you exclude the effect of the adjustments to rental equipment fleet acquired in business combinations in your computation of these measures. Your adjustment appears to turn these measures into tailored measures. Please revise your future disclosure to remove the adjustments made for rental equipment acquired in business combinations or explain to us further why you believe these are not tailored measures. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
Response

We respectfully advise the Staff that Ending OEC, Average OEC on rent and OEC on rent yield are not measures of the Company's financial performance. Item 10(e)(4) of Regulation S-K expressly provides that “non-GAAP financial measures exclude… operating and other statistical measures.” Ending OEC, Average OEC on rent and OEC on rent yield are operating metrics commonly used in the equipment rental industry and are therefore excluded from the definition of non-GAAP financial measures pursuant to Item 10(e)(4) of Regulation S-K.

Original equipment cost (“OEC”) — OEC represents the original cost of a rental unit. It is a standard operating metric used in the equipment rental industry. The American Rental Association (the “ARA”) published a guide on Financial Standards for the Equipment Rental Industry that lists OEC as one of the key standard metrics for purposes of “consistent benchmarking” and to provide a basis to “make meaningful comparison among equipment rental companies.”1

1http://www.ararental.org/Portals/0/Documents/MembershipPrograms/ARA%20Rental%20Market%20Metrics_AB.pdf

Securities and Exchange Commission
December 15, 2023

OEC is based on the Company’s active rental fleet that generates rental billings to customers. Active rental fleet, as an operating metric, can be distinguished from the Company’s rental equipment asset reported on the Company’s balance sheet that includes both active rental fleet and equipment that is not in service. OEC allows management to measure the active rental fleet's ability to generate investment return and is derived from the Company's rental unit management system. As an operating metric, Ending OEC also is not depreciated over time; rather, it is a representation of the Company’s investment in rental units that are currently in service. A large part of the Company’s active rental fleet consists of Custom Truck One Source, L.P.’s (“CTOS LP”) legacy rental fleet prior to Nesco Holdings, Inc.’s (“Nesco”) acquisition of CTOS LP in 2021 (the “Business Combination”). Recording Nesco’s and CTOS LP’s respective fleets based on their original cost, regardless of the Business Combination, enables management to compare Nesco’s and CTOS LP’s legacy fleets and facilitates evaluation of the Company’s rental fleet on a consistent basis.

Accordingly, Ending OEC is not a measure derived from the Company’s financial statements and is not comparable to GAAP carrying value. Rather, Ending OEC is an operating metric and excluded from the definition of a non-GAAP financial measure pursuant to Item 10(e)(4) of Regulation S-K .

Average OEC on rent — Average OEC on rent is calculated as the weighted-average OEC on rent during a stated period of time. Average OEC is an operating metric rather than a non-GAAP financial measure because it is calculated using OEC, an operating metric, and time.
OEC on rent yield (“ORY”) — ORY is a measure of return realized by our rental fleet during a period. ORY is calculated as billed rental price (which excludes amounts invoiced to customers for freight and ancillary fees) during the stated period divided by the Average OEC on rent for the same period. ORY is also an operating metric rather than a non-GAAP financial measure because ORY is calculated using two other operating metrics, billed rental price and Average OEC.

OEC, Average OEC on rent and ORY are KPIs used by the Company to manage and evaluate its active rental fleet and are operating metrics commonly used in the equipment rental industry. These KPIs are non-financial, operating metrics and are not non-GAAP financial measures.

The Company also explains in the definition of Ending OEC that this metric represents the original equipment cost, exclusive of the effect of purchase accounting, which provides investors and the public transparent disclosure regarding the background and calculation of this operating metric.

Adjusted EBITDA, page 28
2.     We note your response to prior comment 2. Your purchase accounting adjustment appears to be tailored accounting because it reverses the fair value GAAP accounting required in business combinations. Your sales-type lease adjustment appears to be tailored because as you state in your response your adjustment changes the recognition of those amounts to cash basis. Please revise your presentation in future filings to remove these adjustments or tell us further why you believe they are not individually tailored recognition methods. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
Response

The Company respectfully advises the Staff that we have considered Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“C&DI”), which is presented below:

Question: Can a non-GAAP measure violate Rule 100(b) of Regulation G if the recognition and measurement principles used to calculate the measure are inconsistent with GAAP?

Answer: Yes. By definition, a non-GAAP measure excludes or includes amounts from the most directly comparable GAAP measure. However, non-GAAP adjustments that have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP would be considered individually tailored and may cause the presentation of a non-GAAP measure to be misleading. Examples the staff may consider to be misleading include, but are not limited to:

Securities and Exchange Commission
December 15, 2023

•changing the pattern of recognition, such as including an adjustment in a non-GAAP performance measure to accelerate revenue recognized ratably over time in accordance with GAAP as though revenue was earned when customers were billed;

•presenting a non-GAAP measure of revenue that deducts transaction costs as if the company acted as an agent in the transaction, when gross presentation as a principal is required by GAAP, or the inverse, presenting a measure of revenue on a gross basis when net presentation is required by GAAP; and

•changing the basis of accounting for revenue or expenses in a non-GAAP performance measure from an accrual basis in accordance with GAAP to a cash basis.

We respectfully advise the Staff that we do not believe the purchase accounting adjustment and the sales-type lease adjustment are individually tailored accounting principles that violate Regulation G, which C&DI 100.04 is premised upon, as neither of the two adjustments, when “taken together with the information accompanying that measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading” (underlined emphasis added).

As noted in our response to prior comment 2, the purchase accounting adjustment for sold rental assets is adjusting for the incremental GAAP expense that results from the adjustment in fair value over the assets’ carrying values that were recorded as part of historical business combinations. The sales-type lease adjustment is replacing sales revenue and cost of equipment sales (equal to the carrying value of the rental unit, net of accumulated depreciation) with billed rental revenue.

The Company believes that the purchase accounting adjustment is meaningful because cost step-ups as a result of the Business Combination are not related to the Company’s organic operations, but instead related to a specific corporate event. The Company respectfully advises the Staff that the purchase accounting adjustment increases transparency with investors by reducing the significant variability in equipment cost as a result of different accounting treatments for CTOS LP’s legacy equipment and Nesco’s legacy equipment and provides investors with an opportunity to look at the Company’s equipment as a whole without the impact from the Business Combination. In addition, fair value adjustments in purchase accounting further distort comparisons to any peer group since the Business Combination was a one-time, non-recurring corporate transaction specific to the Company.

The Company believes that the sales-type lease accounting adjustment is meaningful since it is consistent with the Company’s operations. From a non-financial, operational perspective, there is no difference in the services the Company is providing for rentals accounted for as an operating lease or a sales-type lease. In all rental contracts, the Company is providing the rental unit and comparable services throughout the duration of the contracts. Distinguishing a sales-type lease from an operating lease involves accounting judgments as to whether there exists a compelling economic reason on the part of a customer to purchase the rental unit at the end of a rental period, which decision is external to the Company. The sales-type lease accounting adjustment increases the comparability of the Company’s results across its entire portfolio of rental contracts and provides the Company and investors with a useful perspective to look at the Company’s rental portfolio as a whole, without the impact of external factors that have little bearing on the Company’s rental business.

When considering whether to include the adjustments for non-cash purchase accounting and sales-type lease accounting for Adjusted EBITDA, we also considered that analysts regularly seek information regarding purchase accounting and sales-type lease accounting for modelling purposes. Rather than provide this information only upon request to analysts, the Company believes it more transparent to provide these adjustments in its public disclosures, while taking care to explain the adjustments made, and reconcile to the most directly comparable GAAP measure. It is also important to note that the lenders under the Company's revolving credit agreement use this definition of Adjusted EBITDA, with the adjustments for non-cash purchase accounting and sales-type lease accounting, which indicates that these lenders view this measure as appropriate for measuring the operating performance of the Company's underlying business. In addition, the Company’s externally provided outlook for 2023 Adjusted EBITDA, adjusts for non-cash purchase accounting and sales-type lease accounting.

The Company respectively advises the Staff that its disclosures and presentation of the adjustments for non-cash purchase accounting and sales-type lease accounting for Adjusted EBITDA align with C&DI 100.04 and Rule

Securities and Exchange Commission
December 15, 2023

100(b) of Regulation G as disclosures on adjustments are fully transparent. Where Item 10(e) of Regulation S-K is applicable, historical Adjusted EBITDA is always preceded by Net Income, to give equal or greater prominence to the most directly comparable GAAP measure, and in compliance with other applicable requirements of Item 10(e). The Company’s presentation of Adjusted EBITDA is also accompanied by separate disclosures that explain in detail the nature of each adjustment, including the adjustments for non-cash purchase accounting and sales-type lease accounting, and identify the amount of each adjustment in the reconciliation table.

For the reasons set forth above, the Company believes that the purchase accounting and sales-type lease accounting adjustments do not, when “taken together with the information accompanying that measure and any other accompanying discussion of that measure, contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.” (underlined emphasis added)

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If you would like to discuss any of these items further or need additional information, please feel free to call me at (816) 627-2626.

Sincerely,

/s/ Christopher Eperjesy
Christopher Eperjesy Chief Financial Officer